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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)1


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                             OVERLAND STORAGE, INC.
                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    690310107

                                 (CUSIP NUMBER)


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                                 YUKIO MORIKUBO
                              P.O. BOX 97057 11431
                                WILLOWS ROAD N.E.
                         REDMOND, WASHINGTON 98073-9757
                                 (425) 881-8004

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

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                                OCTOBER 11, 2005

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

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      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 690310107              SCHEDULE 13D            (PAGE 2 OF 5)
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 1   NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advanced Digital Information Corporation
     EIN:  91-1618616
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)
     (a)
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     (b)
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 3   SEC USE ONLY
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 4   SOURCE OF FUNDS*
     WC
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Washington, U.S.A.
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NUMBER OF      7   SOLE VOTING POWER
SHARES             1,303,842
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
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               8   SHARED VOTING POWER
                   -0-
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               9   SOLE DISPOSITIVE POWER
                   1,303,842
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               10  SHARED DISPOSITIVE POWER
                   -0-
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,303,842
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.28%
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 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
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           This Amendment No. 1 (this "Amendment") amends and supplements the
Statement on Schedule 13D, as amended (the "Schedule 13D"), of Advanced Digital Information Corporation, a Washington corporation ("ADIC"), in respect of shares of common stock, no par value per share (the "Shares"), of Overland Storage, Inc., a California corporation ("Overland"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

           Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

           Item 4 is hereby amended and supplemented by adding the following thereto:

           "As previously disclosed, ADIC evaluates Overland and reviews its holdings of Shares on a continuing basis, and will take such actions with respect to its investment in Overland as it deems appropriate, which may include, among other things, (a) holding its investment in Overland; (b) increasing or decreasing its position in Overland through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving Overland; (d) seeking to acquire or influence control of Overland, the means of which may include Overland board representation; (e) engaging in short selling of or any hedging or similar transaction with respect to the Shares; or
(f) taking any other action similar to those listed above.

           In this connection, on October 11, 2005, ADIC sent a letter (the "October 11 Letter") to the chief executive officer and chairman of the board of directors of Overland, indicating that ADIC is prepared to offer to acquire all of the outstanding Shares for a cash price of $7.90 per share. A copy of the October 11 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. As set forth in the October 11 Letter, ADIC's offer price would represent approximately an 18% premium to Overland's unaffected share price of $6.69 per share, which was the closing price of Overland stock prior to the date on which ADIC filed the Schedule 13D indicating that it had acquired a significant stake in Overland. The offer price also would represent approximately an 85% premium to Overland's unaffected enterprise value, based on Overland's expected cash balance as described in its earnings call on August 15, 2005.

           As set forth in the October 11 Letter, ADIC's offer price assumes that a transaction will be negotiated on a friendly basis, and that Overland does not in the interim implement additional change-in-control protections for management or otherwise materially alter its business, including agreeing to unusual customer provisions. ADIC's offer is conditioned only on the completion of confirmatory due diligence and the execution of a customary acquisition agreement. As set forth in the October 11 Letter, ADIC seeks to engage in a friendly dialogue and negotiation with Overland's management and board of directors to finalize the terms of such a transaction.

           ADIC expects to continue to try to have discussions with Overland, but cannot predict, among other things, whether such discussions will occur, the timing or results of such discussions, if any, and whether such discussions will result in agreement on the terms of any transaction between ADIC and Overland. Whether ADIC enters into negotiations with Overland or makes further proposals related to the Shares or purchases any additional Shares or disposes of any Shares, and the amount and timing of any such transactions, will depend upon ADIC's continuing assessment of pertinent factors, including Overland's and ADIC's respective businesses and prospects, other business investment opportunities available to ADIC, economic conditions, stock market conditions, the attitudes and actions of the board of directors and management of Overland, the availability of Shares for purchase at particular price levels, the availability and nature of opportunities to dispose of ADIC's interest in Overland, to realize trading profits or minimize trading losses, and other plans and requirements of ADIC. Depending upon its individual assessments of these factors from time to time, ADIC may change its present intentions and reserves the right to, among other things, (a) hold its investment in Overland; (b) dispose of some or all of the Shares held by ADIC or to acquire additional Shares from third parties (by means of open market or private transactions for cash or for other consideration); (c) seek to acquire or influence control of Overland, the means of which may include Overland board representation; (d) engage in short selling of or any hedging or similar transaction with respect to the Shares; or (e) take any other action similar, or in addition, to those listed above.

           Except as otherwise disclosed in this Item 4, ADIC does not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of Shares referred to in the prior paragraph, ADIC may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of Overland, or other third parties regarding such matters."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Item 7 is hereby amended and supplemented by adding the following thereto:

           "Exhibit 99.1 -- Letter, dated October 11, 2005, from Peter van
                            Oppen, Chief Executive Officer and Chairman of Advanced Digital Information Corporation, to Christopher Calisi, President and Chief Executive Officer of Overland Storage, Inc., and Scott McClendon, Chairman of the Board of Directors of Overland Storage, Inc."


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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               ADVANCED DIGITAL INFORMATION
                                   CORPORATION

Date:  October 11, 2005

                               By: /s/ Peter van Oppen
                                   -------------------------------
                                   Name:  Peter van Oppen
                                   Title: Chief Executive Officer and
                                          Chairman